UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Broadpoint Gleatcher Securities Group, Inc. (f/k/a Broadpoint Securities Group, Inc.)
(Name of Issuer)
Common Stock, $0.01 par value per share
(Title of Class of Securities)
11134A103
(CUSIP Number)
July 28, 2009
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	11134A103	13G	Page	2	of	9	Pages

1.	NAMES OF REPORTING PERSONS. I.R.S. Identification Nos. of above persons (entities only).
Mast Capital Management, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	5.	SOLE VOTING POWER

NUMBER OF		1,995,240 shares of Common Stock

SHARES	6.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,995,240 shares of Common Stock

WITH	8.	SHARED DISPOSITIVE POWER

0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,995,240 shares of Common Stock

10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

1.7%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IA

CUSIP No.	11134A103	13G	Page	3	of	9	Pages

1.	NAMES OF REPORTING PERSONS. I.R.S. Identification Nos. of above persons (entities only).
Mast Credit Opportunities I Master Fund Limited

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

	5.	SOLE VOTING POWER

NUMBER OF		1,995,240 shares of Common Stock

SHARES	6.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,995,240 shares of Common Stock

WITH	8.	SHARED DISPOSITIVE POWER

0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,995,240 shares of Common Stock

10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

1.7%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

CUSIP No.	11134A103	13G	Page	4	of	9	Pages

1.	NAMES OF REPORTING PERSONS. I.R.S. Identification Nos. of above persons (entities only).
	Christopher B. Madison

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

	USA

	5.	SOLE VOTING POWER

NUMBER OF		0

SHARES	6.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,995,240 shares of Common Stock

EACH	7.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	8.	SHARED DISPOSITIVE POWER

		1,995,240 shares of Common Stock

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,995,240 shares of Common Stock

10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	1.7%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

CUSIP No.	11134A103	13G	Page	5	of	9	Pages

1.	NAMES OF REPORTING PERSONS. I.R.S. Identification Nos. of above persons (entities only).
	David J. Steinberg

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

	USA

	5.	SOLE VOTING POWER

NUMBER OF		0

SHARES	6.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,995,240 shares of Common Stock

EACH	7.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	8.	SHARED DISPOSITIVE POWER

		1,995,240 shares of Common Stock

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,995,240 shares of Common Stock

10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	1.7%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

CUSIP No. 11134A103	13G	Page 6 of 9 Pages

Item 1.(a)	Name of Issuer:
Broadpoint Gleatcher Securities Group, Inc. (f/k/a Broadpoint Securities Group, Inc.).

Item 1.(b)	Address of Issuer’s Principal Executive Offices:
12 East 49th Street, 31st Floor, New York, New York 10017.

Item 2.(a)	Name of Persons Filing:
This joint statement on Schedule 13G is being filed by Mast Credit Opportunities I Master Fund Limited, Mast Capital Management, LLC, David J. Steinberg and Christopher B. Madison who are collectively referred to as the “Reporting Persons.” Messrs. Steinberg and Madison (the “Managers”) are the managers of Mast Capital Management, LLC (“Capital”), which serves as the investment adviser for Mast Credit Opportunities I Master Fund Limited (the “Fund”). The Reporting Persons have entered into a Joint Filing Agreement, dated as of the date hereof, a copy of which is filed with this Schedule 13G as Exhibit 1 (which is incorporated herein by reference), pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k) under the Act.

Item 2.(b)	Address of Principal Business Office or, if none, Residence:
The principal business office of the Fund with respect to the shares reported hereunder is c/o Goldman Sachs (Cayman) Trust Limited, P.O.BOX 896, KY1-1103 Gardenia Court, Suite 3307, 45 Market Street, Camana Bay, Cayman Islands
The principal business office for Capital and each of the Managers with respect to the shares reported hereunder is 200 Clarendon Street, 51st Floor, Boston, MA 02116.

Item 2.(c)	Citizenship:
Capital is a Delaware limited liability company. The Fund is a Cayman Islands exempted company. The Managers are U.S. citizens.

Item 2.(d)	Title of Class of Securities:
Common Stock, $0.01 par value per share (the “Common Stock”).

Item 2.(e)	CUSIP Number:
11134A103.

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
N/A.

CUSIP No. 11134A103	13G	Page 7 of 9 Pages
Item 4.	Ownership:

As of the date of this filing, the Reporting Persons, in the aggregate, beneficially own 1,995,240 shares of Common Stock of the Issuer, representing approximately 1.7% of such class of securities. The beneficial ownership of each Reporting Person as of the date of this filing is as follows: the Fund, Capital, as investment adviser to the Fund and Messrs. Madison and Steinberg, as the managers of Capital, each beneficially owns an aggregate of 1,995,240 shares of Common Stock, which amount includes the right to acquire an additional 1,000,000 shares of Common Stock through the exercise of a warrant issued to the Fund, representing approximately 1.7% of the class. The percentage of the Common Stock beneficially owned by each Reporting Person is based on a total of 117,275,164 shares of the Common Stock of the Issuer outstanding as of July 30, 2009, as reported in the Issuer’s prospectus on Form 424B-1 filed on July 30, 2009, plus the number of shares of Common Stock able to be acquired by the Reporting Persons within 60 days of this filing.

The Fund has the power to vote and dispose all of the shares of Common Stock beneficially owned by such entity (as described above). Capital, as the investment adviser of the Fund, has the authority to vote and dispose of all of the shares of Common Stock beneficially owned by the Fund. Each of the Messrs. Madison and Mr. Steinberg, by virtue of his position as manager of Capital, has the authority to vote and dispose of all of the shares of Common Stock beneficially owned by the Fund.

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the Reporting Person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☑.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

N/A.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

N/A.

Item 8.	Identification and Classification of Members of the Group:

N/A.

Item 9.	Notice of Dissolution of Group:

N/A.

CUSIP No. 11134A103	13G	Page 8 of 9 Pages
Item 10.	Certification:
      By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
August 3, 2009

MAST CAPITAL MANAGEMENT, LLC
By:	/s/ Christopher B. Madison
	Name:	Christopher B. Madison
	Title:	Manager

MAST CREDIT OPPORTUNITIES I MASTER FUND LIMITED
By:	/s/ Christopher B. Madison
	Name:	Christopher B. Madison
	Title:	Director

Christopher B. Madison
/s/ Christopher B. Madison

David J. Steinberg
/s/ David J. Steinberg

Exhibit 1
JOINT FILING AGREEMENT
Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree, as of August 3, 2009, that only one statement containing the information required by Schedule 13G, and each amendment thereto, need be filed with respect to the ownership by each of the undersigned of shares of Common Stock of Broadpoint Gleatcher Securities Group, Inc., formerly known as Broadpoint Securities Group, Inc., and such statement to which this Joint Filing Agreement is attached as Exhibit 1 is filed on behalf of each of the undersigned.

MAST CAPITAL MANAGEMENT, LLC
By:	/s/ Christopher B. Madison
	Name:	Christopher B. Madison
	Title:	Manager

MAST CREDIT OPPORTUNITIES I MASTER FUND LIMITED
By:	/s/ Christopher B. Madison
	Name:	Christopher B. Madison
	Title:	Director

Christopher B. Madison
/s/ Christopher B. Madison

David J. Steinberg
/s/ David J. Steinberg